SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	August 23, 2005 at 10.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso is exploring the possibility of selling its Grycksbo Mill

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has commenced investigations into the feasibility of divesting its fine paper mill at Grycksbo in Sweden, as the Group focuses its coated fine paper business on multi-coated graphical grades. Stora Enso is seeking a buyer with a product portfolio for which the mill’s matt-coated fine papers would be a better fit, and which would be interested in developing the mill’s business in the long term.

Grycksbo Mill has three paper machines producing on-machine coated fine papers with a total annual capacity of 280 000 tonnes. Its customers are mainly in Western and Northern Europe. The mill has a strong market position in its paper segment. Grycksbo Mill’s production and commercial operations will continue as usual while a new owner is sought for the mill.

The planned divestment of Grycksbo Mill is part of the Group’s European profit improvement programme, Profit 2007, which includes the rationalisation of its fine paper business. The target of the programme is an improvement in annual profit before tax of EUR 300 million from mid 2007 onwards. It is planned to announce details of the programme with the third quarter 2005 results.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and annual production capacity of about 16.4 million tonnes of paper and board and 7.7 million m3 of sawn wood products, including 3.2 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel